







Danyel Surrency Jones

Co-Founder & CEO at POWERHANDZ Inc.

Dallas/Fort Worth Area

Message ···

POWERHANDZ Inc

Florida International University

See contact info

500+ connections

Danyel Surrency Jones, serves as the Co-Founder and CEO of POWERHANDZ Inc., a global designer and marketer of innovative athletic training products with an emphasis in sports tech and rehabilitation. These products are designed to improve overall performance by focusing on specific ...

Show more

Experience

Co-Founder & CEO

POWERHANDZ Inc

Nov 2013 – Present · 4 yrs 10 mos

Dallas, Texas

Co-Founder & CEO of POWERHANDZ Inc., a developer of athletic training products designed for several markets: Basketball, Baseball/Softball, Football, Boxing/MMA and other Lifestyle Sports. Our mission is to create skill development products that help athletes improve their performance. We have a proven track-record of helping thousands of professional and amateur athletes and a brand that inspires a Train With Purpose mindset. Our vision is simple, every household, every school and every athlete will use our products to propel their natural athletic ability to the next level.

KFA Search

Vice President and Executive Search Consultant

KFA Search

Jan 2015 – Dec 2015 · 12 mos

Dallas/Fort Worth Area

KFA Search is a retained executive search firm dedicated exclusively to senior level executives in the life science industry. Our clients range from private early stage companies to mid and large-sized public corporations.

The Power To Give Foundation (501c3)

President Board of Directors

The Power To Give Foundation (501c3)

Jul 2014 – Dec 2015 · 1 yr 6 mos

Dallas/Fort Worth Area

The mission of the Power To Give Foundation is to build character through athletics. Our goal is to raise awareness on the importance of organized sporting programs and help fund these programs in financially challenged communities. We have all played some form of sports as a child, whether it was with your neighbor, at your local playground or at school. Wha... See more

 **Medtronic**
8 yrs 11 mos

○ **Regional Sales Director**
Jun 2008 – Sep 2013 · 5 yrs 4 mos
Dallas/Fort Worth Area

○ **Director, National Accounts**
Jun 2006 – Jun 2008 · 2 yrs 1 mo
Jacksonville, Florida Area

Show 1 more role ⌄

 **SourceOne Healthcare Technologies**
2 yrs 3 mos

○ **Marketing Director**
Sep 2003 – Aug 2004 · 1 yr
Cleveland/Akron, Ohio Area

○ **Director, Integrated Marketing Communications**
Jun 2002 – Sep 2003 · 1 yr 4 mos
Cleveland/Akron, Ohio Area

Show 1 more experience ⌄

Education

 **Florida International University**
MBA, Healthcare Management
1999 – 2001

 **University of Central Florida**
Bachelor of Science (B.S.), Healthcare Administration
1993 – 1997

 **Florida International University**
Master of Business Administration - MBA

Show 1 more education ⌄

Skills & Endorsements

Medical Devices · 99+

Endorsed by **Ryan Harris and 16 others who are** highly skilled at this

Endorsed by **2 of Danyel's colleagues at** POWERHANDZ Inc

Leadership · 99+

Endorsed by **G.Keith Harris Sr. and 3 others** who are highly skilled at this

Endorsed by **2 of Danyel's colleagues at** POWERHANDZ Inc

Operating Room · 74

Endorsed by **Kurt Silva and 1 other who is** highly skilled at this

Endorsed by **2 of Danyel's colleagues at** POWERHANDZ Inc

Show more ⌄

